UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dynacq Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number)

Eric K. Chan

Chief Executive Officer

Dynacq Healthcare, Inc.

4301 Vista Road

Pasadena, Texas 77504

Telephone: (713) 378-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 26779V105

1.	Names of Reporting Persons Eric K. Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,037,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,037,350
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.49%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 26779V105

1.	Names of Reporting Persons CEMEKC, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 587,539
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 587,539
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 587,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.32%
14.	Type of Reporting Person (See Instructions) CO

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This Amendment No. 1 to Schedule 13D is filed by Dr. Eric K. Chan and CEMEKC, Inc. as an amendment to the statement on Schedule 13D filed on February 4, 2016 (together, the “Statement”). This Amendment No. 1 is being filed to amend and restate the Statement.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Dynacq Healthcare, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 4301 Vista Road, Pasadena, Texas 77504.

Item 2. Identity and Background.

This Schedule 13D is being filed by Dr. Eric K. Chan and CEMEKC, Inc. (“CEMEKC” and collectively with Dr. Chan, the “Reporting Persons”).

Eric K. Chan is a citizen of the United States and his principal business address is the Company’s address at 4301 Vista Road, Pasadena, Texas 77504. Dr. Chan is the Chief Executive Officer and President of the Company. He is also a director of the Company.

CEMEKC, Inc. is a corporation incorporated under the laws of the State of Texas and has no principal office, but the mailing address is 4301 Vista Road, Pasadena, Texas 77504. CEMEKC’s principal business is the ownership of stock in Dynacq. Eric K. Chan is the sole owner, officer and director of the CEMEKC.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Eric K. Chan beneficially owns 449,811 shares of Common Stock, which includes 199,811 shares of Common Stock and options to acquire 250,000 shares of Common Stock which are currently exercisable. The shares of Common Stock were acquired by Dr. Chan as a gift from his father, Chiu M. Chan, in July 1992. The options were awarded by the Company as executive compensation.

CEMEKC beneficially owns 587,539 shares of Common Stock which were all acquired through the Offer described in Item 4 below. CEMEKC purchased these shares with internally available funds.

Item 4. Purpose of Transaction.

Eric K. Chan acquired his 199,811 shares of Common Stock in July 1992 for investment purposes. In January 2012, he acquired options to acquire 250,000 shares of Common Stock, which are currently exercisable, as an executive compensation award.

On December 18, 2015, the Reporting Persons together with Ella Y. T. C. Chan (the mother of Dr. Chan) and the Chiu M. Chan Family Trust, of which Ms. Chan is the sole trustee, (Ms. Chan and the Chiu M. Chan Family Trust, together, the “Other Group Members”) commenced a tender offer. The tender offer is disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by the Reporting Persons and the Other Group Members (collectively, the “Offeror”) with the United States Securities and Exchange Commission (the “SEC”) on December 18, 2015 (the “Schedule TO”). The Offeror filed amendments to the Schedule TO with the SEC on January 4, 2016, January 8, 2016, January 21, 2016, January 25, 2016 and February 8, 2016. The Offeror sought to acquire all of the issued and outstanding shares of Common Stock that they do not already own, for $0.10 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal dated December 18, 2015 (both of which are included in the Schedule TO), which, collectively with any amendments or supplements thereto, are referred to as the “Offer.” If upon completion of the Offer the Offeror owned at least 90% of the outstanding shares of Common Stock, on that basis they would have been entitled to acquire the remaining shares of Common Stock by way of a “short-form” merger at the same per share cash price paid in the Offer. The Offer, as extended, expired on February 5, 2016. CEMEKC accepted for payment all 587,539 shares of Common Stock that were validly tendered in the Offer, and payment for such shares will be made promptly in accordance with the terms of the Offer.

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As the number of shares of Common Stock validly tendered and accepted for payment in the Offer did not reach or exceed 90% of the shares outstanding immediately prior to the expiration of the Offer, CEMEKC cannot and will not effect the short-form merger. Therefore, as was discussed in the Offer, the Company’s current management, under the general direction of the current Board of the Company, will continue to manage the Company as an ongoing business.

The Reporting Persons together with the Other Group Members may engage in other transactions for the purposes of purchasing all the outstanding shares of Common Stock not already owned by them in the future. In particular they may consider:

•	engaging in open-market or privately-negotiated purchases of shares of Common Stock to increase their aggregate beneficial ownership to at least 90% of the then-outstanding Common Stock and then effecting a “short-form” merger pursuant to the Nevada Revised Statutes 92A;

•	proposing that CEMEKC and the Company enter into a merger agreement, which would require the approval of the Company’s Board (of which Dr. Chan is the sole member) and the vote of the shares of Common Stock in favor of the merger agreement; or

•	keeping outstanding the public minority interest in the Company, in which case the public stockholders of the Company would, absent a sale by them in the public markets, retain their shares of Common Stock.

The Reporting Persons together with the Other Group Members may constitute a group under the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, because of their collective actions in connection with the Offer.

Nothing contained in this Schedule 13D shall be construed as an admission that any of the Reporting Persons is the beneficial owner of any Other Group Members’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock owned by the Other Group Members.

Except as disclosed in this Item 4, none of the Reporting Persons have any other current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to its investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

All information relating to percentage ownership of the Company’s Common Stock set forth in this Schedule 13D is as of the date hereof, based upon the 13,601,624 shares of Common Stock reported by the Company to be issued and outstanding as of January 11, 2016 in its Form 10-Q filed with the Securities and Exchange Commission on January 14, 2016.

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 1,037,350 shares of Common Stock, which constitutes 7.49% of the Common Stock. Such shares include options to acquire 250,000 shares of Common Stock, which are currently exercisable, held by Dr. Chan. Dr. Chan beneficially owns an aggregate of 1,037,350 shares of Common Stock, which constitutes 7.49% of the Common Stock, which shares include options to acquire 250,000 shares of Common Stock, which are currently exercisable, held by Dr. Chan. CEMEKC beneficially owns an aggregate of 587,539 shares of Common Stock, which constitutes 4.32% of the Common Stock. As of the date of this Schedule 13D, the Reporting Persons and the Other Group Members own an aggregate of 9,435,670 shares of Common Stock, which constitutes 68.12% of the Common Stock. Such shares include options to acquire 250,000 shares of Common Stock, which are currently exercisable, held by Dr. Chan.

(b) Each of the Reporting Persons and the Other Group Members has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by such Reporting Person or Other Group Member.

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(c) Except for CEMEKC’s purchase of the 587,539 shares of Common Stock that were validly tendered in the Offer described in Item 4 above, none of the Reporting Persons or Other Group Members effected any transactions in Common Stock during the past 60 days.

(d) Dr. Chan and CEMEKC each have the power to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by CEMEKC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4 above and elsewhere in this Schedule 13D, none of the Reporting Persons or the Other Group Members nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any shares of Common Stock, or is a party to any agreement, arrangement or understanding with any other person with respect to the Common Stock or any other securities of the Company (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Ms. Ella Y. T. C. Chan is the mother of Dr. Eric K. Chan. Dr. Chan and the Other Group Members have historically voted together with respect to Company matters requiring stockholder approval.

Item 7. Material to Be Filed as Exhibits

Exhibit A:           Joint Filing Agreement, dated February 9, 2016.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

By:	/s/ Eric K. Chan
Name:	Eric K. Chan

CEMEKC, Inc.

By:	/s/ Eric K. Chan
Name:	Eric K. Chan
Title:	President

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned to this Joint Filing Agreement (“Agreement”) agree to the joint filing on behalf of each of them of the Statement (“Statement”) on Schedule 13D (Amendment No. 1) filed on or about the date hereof and any further amendments thereto with respect to beneficial ownership by the undersigned of the shares of common stock, par value $0.001 per share, of Dynacq Healthcare, Inc., a Nevada corporation. This Agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned further agree that this Agreement shall be included as an Exhibit to such Statement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 9, 2016

By:	/s/ Eric K. Chan
Name:	Eric K. Chan

CEMEKC, Inc.

By:	/s/ Eric K. Chan
Name:	Eric K. Chan
Title:	President

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